FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of August 27, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: August 27, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	JUNE 30, 2004

DATE OF REPORT:	AUGUST 27, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Drew Cadenhead	"Drew Cadenhead"	04/08/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/08/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

TAG OIL LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30, 2004	March 31, 2004
(Unaudited - Prepared by	(Audited)
Management)

Assets

Current

Cash and cash equivalents	$ 1,587,723	$ 876,466
Accounts receivable	63,675	8,850
Marketable securities (Note 3)	3,300	3,300
Prepaid expenses	64,095	31,845

	1,718,793	920,461
Oil and gas properties (Note 4)	908,432	645,209
Property and equipment	16,342	17,470

Total Assets	$ 2,643,567	$ 1,583,140

Liabilities

Accounts payable and accrued liabilities	$ 5,000	$ 14,293
Due to related parties (Note 7)	12,552	9,960

Total Liabilities	17,552	24,253

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at June 30, 2004:
12,534,581; March 31, 2004: 7,978,061 (Note 5a)	11,878,272	10,623,289
Contributed surplus	400,636	400,636
Deficit	(9,652,893)	(9,465,038)

Total Shareholders' Equity	2,626,015	1,558,887

Total Liabilities and Shareholders' Equity	$ 2,643,567	$ 1,583,140

Approved by the Board of Directors:

"Garth Johnson"                                 "Drew Cadenhead"
_____________________               _______________________

Garth Johnson, Director                 Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
June 30,	June 30,
2004	2003

Expenses

General and administrative (Schedule)	$ 192,636	$ 469,535

Loss before other items	(192,636)	(469,535)

Other Items

Interest income	4,781	6,789
Recovery of costs	-	819

Net loss for the period	(187,855)	(461,927)

Deficit - Beginning of period	(9,465,038)	(8,527,037)

Deficit - End of period	$ (9,652,893)	$ (8,988,964)

Loss per share (Note 6)	$ (0.02)	$ (0.04)

Weighted average number of shares outstanding	12,314,500	10,317,092

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
June30,	June 30,
2004	2003

Operating Activities

Net loss for the period	$ (187,855)	$ (461,927)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	(54,825)	53,474
Due to/from related parties	2,592	(52,765)
Prepaid expenses	(32,250)	17,757
Accounts payable and accrued liabilities	(9,293)	(9,401)
Adjustments for non-cash operating items:
Amortization	1,128	1,374
Stock Option Compensation	-	290,031

Net cash used in operating activities	(280,503)	(161,457)

Financing Activities

Common shares issued for cash	1,254,983	9,710

Net cash provided by financing activities	1,254,983	9,710

Investing Activities

Exploration of oil and gas properties	(263,223)	(8,160)
Purchase of property and equipment	-	(3,268)

Net cash used in investing activities	(263,223)	(11,428)

Net increase (decrease) in cash during the period	711,257	(163,175)
Cash position - Beginning of period	876,466	1,111,267

Cash position - End of period	$ 1,587,723	$ 948,092

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
June 30,	June 30,
2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 700	$ 188
Amortization	1,128	1,374
Consulting fees, inclusive of stock-
based compensation	-	116,816
Corporate relations and development	2,441	3,642
Directors fees, inclusive of stock-based compensation	35,817	235,521
Filing and transfer agency fees	10,853	1,799
Foreign exchange loss (gain)	74,900	14,965
Investor relations	-	21,578
Legal	7,792	4,578
Office and miscellaneous	6,054	10,627
Printing	695	2,078
Rent	8,815	3,840
Telephone	4,263	6,559
Travel	10,701	5,860
Wages and benefits	28,477	22,913
Website development	-	17,197

	$ 192,636	$ 469,535

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended June 30, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiary TAG Oil (NZ) Limited (formerly "Durum Energy (New Zealand) Limited"), are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2004. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the three months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2004: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2004: $3,300). At June 30, 2004, the market value of these shares was $13,800 (March 31, 2004: $20,100).

NOTE 4 - OIL AND GAS PROPERTIES

	Net Book	Additions	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2004	Period	Properties	June 30, 2004

Unproved:
New Zealand:
PEP 38256	$ 117,251	$ 11,408	$ -	$ 128,659
PEP 38258	19,696	11,749	-	31,445
PEP 38741	394,978	225,111	-	620,089
PEP 38480	67,226	11,653	-	78,879
PEP 38765	46,058	3,302	-	49,360

Total Unproved	$ 645,209	$ 263,223	$ -	$ 908,432

a) New Zealand - PEP 38256 (40.38%); Onshore Canterbury

At June 30, 2004, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, which include a 2-D seismic program, of approximately $224,000 during the balance of its 2005 fiscal year.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and Austral (75%), the Operator, were awarded a new exploration permit, "PEP 38258", located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. These expenditures are expected to cost approximately $35,000 during the balance of its 2005 fiscal year.

c) New Zealand - PEP 38741 (20%); Onshore Taranaki Basin

The Company, in June of 2004, drilled the Honeysuckle - 1 well located in this permit and on June 29, 2004, the Company announced that the well was plugged and abandoned.

At June 30, 2004, PEP 38741 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures consisting of geology and geophysics of approximately $14,000 during the balance of its 2005 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki

At June 30, 2004, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting largely of permit administration and geology and geophysics, of approximately $23,000 during its 2005 fiscal year to maintain this status.

e) New Zealand - PEP 38765 (10%); Onshore Taranaki Basin

At June 30, 2004, PEP 38765 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and drilling the Miro-Miro-1 well totaling approximately $145,000 during the balance of its 2005 fiscal year. It is expected that the well will be drilled in mid-September 2004.

NOTE 5 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$ 10,623,289
Forward Stock split on the basis of one new share for every two old shares	3,989,025	-
Private Placement	542,495	1,247,218
Exercise of share purchase warrants	25,000	7,765

Balance at June 30, 2004	12,534,581	$ 11,878,272

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086. The effect of this forward-split have been made on a retroactive basis.

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 25,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

b) Share Purchase Warrants

At June 30, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

5,525,000	US$0.23	June 6, 2005
	US$0.33	June 6, 2006
600,000	US$0.23	August 21, 2005
	US$0.33	August 21, 2006
542,495	US$1.83	May 4, 2005
	US$2.00	May 4, 2006

6,667,495

c) Incentive Stock Options

At June 30, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

375,000	US$0.27	March 7, 2005
465,000	US$0.27	May 31, 2008
300,000	US$0.27	May 31, 2007

1,140,000

No options have been issued or exercised during the three-month period ending June 30, 2004.

NOTE 6 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the period.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At June 30, 2004, the Company owed $12,552 (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

During the three-month period ended June 30, 2004, the Company paid $51,196 (June 30, 2003 - $74,331) in wages and directors fees to three directors.

The Company extended its agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services. The extension is for a one-year period, further extendable for another year if agreed by both parties, with annual compensation set at $160,000.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) has directors, officers and principal shareholders in common with the Company.

Refer to Note 4

d) Other

During the period ended June 30, 2004, the Company incurred $33,350 (June 30, 2003 - $36,741) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At June 30, 2004 the Company owed DLJ $12,552.

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	JUNE 30, 2004

DATE OF REPORT:	AUGUST 27, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Drew Cadenhead	"Drew Cadenhead"	04/08/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/08/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.
BC FORM 51-102F1
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the period Ended June 30, 2004

Item 1 Annual MD&A

Item 1.1 Date

The date of this filing is August 27, 2004, for the quarter ended June 30, 2004 however annual MD&A is also provided to March 31, 2004 where noted as this is the Company's first filing under this Form.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties. The Company has yet to determine whether any of its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company has incurred losses to date of $9,652,893 which incudes a net loss for the current period of $187,855.

On April 7, 2004, the Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. The effects of this transaction have been applied on a retroactive basis.

On May 4, 2004, the Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

In June of 2004, the Company and its joint venture partners drilled the Honeysuckle - 1 well located in PEP 38741. On June 29, 2004, the Company announced that the Honeysuckle - 1 well had been plugged and abandoned.

In September of 2004, the Company and its joint venture partners intend to drill the Miro-Miro-1 well on PEP 38765, at a cost to the Company of approximately $145,000.

The Company is expending its best efforts to achieve the above plans, however there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain oil and gas reserves that are economically recoverable and/or to issue further securities to the extent that such instruments are issuable under terms acceptable to the Company would have an adverse material affect on the Company's business. The above noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

Item 1.3 Selected Annual Information

	March 31, 2004 (Audited) $	March 31, 2003 (Audited) $	March 31, 2002 (Audited) $
Expenses (G&A)	976,993	827,989	211,827
Loss before other items	(976,993)	(827,989)	(211,827)
Other items	38,992	(167,264)	80,691
Net loss for the year	(938,001)	(995,253)	(131,136)
Basic loss per share	(0.13)	(0.16)	(0.03)
Diluted loss per share	(0.13)	(0.16)	(0.03)
Total assets	1,583,140	2,166,853	3,095,372
Total long-term financial liabilities	-	-	-
Cash dividends decalred per share	-	-	-

The significant increases in expenses and net loss for the year for the 2004 and 2003 fiscal years occurred directly as a result of the Company's increased activity in the search for and to acquire and explore oil and gas properties, beginning during the 2003 fiscal year.

During the 2004 and 2003 fiscal years:

-The Company retained the services of two oil and gas executives at a cost of $196,872 and $87,175 respectively (2002: Nil).

- The Company granted 1,140,000 incentive stock options to directors and consultants that resulted in stock option compensation costs being recorded of $290,030 and $110,606, respectively (2002: Nil).

-The majority of the Company's other general and administrative costs increased, although to a lesser extent than the above items, but still having a significant effect on the expenses of the Company. The remaing items such as consulting fee's, corporate relations and development, filing and transfer agency fees, property report, investor relations, rent, telephone, travel, wages and benefits, website and other expenses increased by $278,264 and $418,381, respectively when compared to 2002.

During the 2003 fiscal year the Company had significant oil and gas property write-offs associated with its Papua New Guinea property PPL 192 ($381,489) that was relinquished and New Zealand property PEP 38723 that expired and was not renewed ($72,661). Offsetting these costs was a recovery of costs in the amount of $222,976 that consisted of disputed liabilities for which no claim had been made for a number of years.

Item 1.4 Results of Operations - Year Ended March 31, 2004

The Company's net loss for the twelve-month period ended March 31, 2004 was $938,001 or $0.13 per share, compared to a loss of $995,253 or $0.16 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $976,993 (2003: $827,989 and 2002: $211,827) and a write-off of oil and gas properties of $1. These items were partially offset by interest income of $15,737, and a gain on sale of property and equipment of $23,256. Included in general and administrative costs is an amount totaling $290,030 (2003: $110,606 and 2002: Nil), relating to non-cash stock-option based compensation expenses resulting from below market stock-option grants to certain directors of the Company and a consultant.

A number of General and Administrative costs, decreased for the 2004 fiscal year when compared to last year as follows: accounting and audit $6,020 (2003: $10,947), amortization $5,496 (2003: $14,532), consulting fees, inclusive of stock-based compensation $116,816 (2003: $207,801), corporate relations and development $21,476 (2003: $37,953), foreign exchange $30,787 (2003: $80,463), investor relations $29,022 (2003: $62,250), legal $15,011 (2003: $23,576), office and miscellaneous $38,803 (2003: $46,022), printing $16,318 (2003: $26,051), property taxes Nil (2003: $3,447)and travel $53,299 (2003: $55,768).

The reasons for the material decreases for the year when compared to the same time last year are as follows: amortization was reduced by $9,036 due to the sale of the Company's commercial office unit during the 2004 fiscal year, corporate relations and development was reduced by $16,477 as work relating to corporate materials was completed in the 2003 fiscal year, consulting fees, inclusive of stock-based compensation decreased by $90,985 as there was no cash paid to any consultants over the 2004 fiscal year, however the Company recorded non-cash stock-option based compensation from the granting of stock options during the year to a consultant totaling $116,816. Foreign exchange was reduced by $49,676 resultant from favourable exchange rate fluctuations, investor relations costs were reduced by $33,228 as the Company terminated its investor relations service agreement early in the 2004 fiscal year and printing was reduced by $9,733 as corporate materials were printed in the 2003 fiscal year.

Certain other costs, however, increased when compared to the previous year as follows: corporate capital tax $2,525 (2003: Nil), directors fees, inclusive of stock-based compensation $370,086 (2003: $87,175), filing and transfer agency fees $22,482 (2003: $21,960), general exploration $6,966 (2003: $2,132), property report $25,000 (2003: Nil), rent $30,032 (2003: $26,169), telephone $18,841 (2003: $16,558), website development $62,268 (2003: $20,013) and wages and benefits $105,745 (2003: $85,172).

The reasons for the material increases for the year when compared to the same time last year are as follows: directors fees, inclusive of stock- based compensation increased, resulting from the hiring of the Company's current President and CEO during the 2004 fiscal year while continuing to compensate, at a lesser amount, the former President and CEO of the Company in his role as Chairman of the board. Director's fees also included non-cash compensation costs of $173,214 relating to the granting of stock options to certain board members. The Company also incurred property report costs of $25,000 associated with hiring an independent firm of geology and petroleum engineering consultants to prepare a technical review of the Company's resource potential on certain of the Company's prospects and leads in New Zealand. Website development increased during the fiscal year because the Company substantially upgraded the Company's website and wages and benefits increased by $20,573 in relation to the amount of time invoiced by DLJ Management Corp., for its employee's wages and benefits directly related to time spent on the Company, inclusive of the Company's CFO who is a DLJ employee. DLJ invoices on a cost-recovery basis.

The Company's operating loss, for the comparable period last year, was similar to the current twelve-month periods loss. Although last year the Company recorded a write-off of oil and gas properties and capital assets of $454,150 and $6,216, respectively, the Company also recovered costs of $222,976 relating to past oil and gas properties as well as recorded interest income, rental income and a gain on sale of marketable securities of $43,470, $23,000 and $3,656, respectively.

Item 1.5 Summary of Quarterly Results

	Three Month Period Ended June 30, 2004 $	Three Month Period Ended March 31, 2004 $	Three Month Period Ended Dec. 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $	Three Month Period Ended Mar 31, 2003 $	Three Month Period Ended Dec. 31, 2002 $	Three Month Period Ended Sept 30, 2002 $
Total Revenue	-	-	-	-	-	-	-	-
Net loss for the period	(187,855)	(179,452)	(145,168)	(151,454)	(461,927)	(410,834)	(261,970)	(135,370)
Basic loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.07)	(0.07)	(0.04)	(0.02)
Diluted loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.07)	(0.07)	(0.04)	(0.02)

Due to the net losses incurred in all periods above, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share.

Item 1.6 and 1.7 Liquidity and Capital Resource - Year Ended March 31, 2004

The Company had $876,466 in cash and cash equivalents and $896,208 in working capital at March 31, 2004. This compares to $1,111,267 in cash and cash equivalents and $1,136,084 in working capital for year ended March 31, 2003. The Company had a net use of cash of $660,655 from operating activities for the period ending March 31, 2004 compared to a net use of cash of $705,771 for the comparable period ending March 31, 2003.

Financing activities consisted of the Company receiving $9,710 (US$7,000) as a result of the issuance of 1,400,000 common shares, to the Company's President and $139,440 (US$105,000) from the issuance of 300,000 common shares upon the exercise of share purchase warrants, during the year ended March 31, 2004, compared to $124,608 (US$80,000) as a result of issuing 400,000 common shares, that include a two-year warrant, through a private placement during the 2003 fiscal year.

Investing activities consisted of the Company receiving net proceeds of $404,141 as a result of selling its commercial office unit, using $124,169 of cash for exploration work on PEP 38256, PEP 38258, PEP 38741, PEP 38480 and PEP 38765 and using $3,268 of cash for the purchase of property and equipment.

For the similar period last year the Company spent $517,379 of cash for the purchase of interests in oil and gas properties in New Zealand, using $7,490 to purchase property and equipment and receiving $5,856 from the sale of marketable securities during the year. The net result for the twelve-month period ending March 31, 2004 was a net provision of cash of $276,704 for investing activities. This compares to a net use of cash from investing activities totaling $519,013 for the same period last year.

The net impact of all cash activities during the twelve months ended March 31, 2004 resulted in a net decrease in cash of $234,801, compared to a net decrease in cash of $1,100,176 for the comparable period ended March 31, 2003.

The Company has the following commitments for Capital Expenditure at March 31, 2004:

Contractual Obligations	Total $	Less than One Year
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations (1)	654,000	654,000
Total Contractual Obligations	654,000	654,000

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

The Company participates in oil and gas exploration operations with independent third parties and related parties and is contractually committed under the agreements to complete certain exploration programs. The Company's management estimates that the total commitments are $654,000 for the 2005 fiscal year. The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced.

Item 1.8 Off-Balance Sheet Arrangements

The Company, in relation to its permit obligations may reduce its exposure in its oil and gas properties by farming out to other participants.

The Company, may negotiate to acquire certain other permits of interest to the Company. The Company on July 21, 2004, signed a letter of intent with an arms-length party to acquire additional oil and gas properties. If there is a successful conclusion to this transaction, a capital commitment for exploration of the properties totalling approximately $750,000 would be required by the Company within the next year. The Company would however, seek to farm-out a significant portion of this commitment.

Item 1.9 Transactions with Related Parties

a) Due to Related Parties

At June 30, 2004, the Company owed $12,552 (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

During the three-month period ended June 30, 2004, the Company paid $51,196 (June 30, 2003 - $74,331) in wages and directors fees to three directors.

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 2,100,000 restricted common shares of the Company from treasury at a price of US$0.0033 per share.

The Company extended the agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services. The extension is for a one-year period, further extendable for another year if agreed by both parties, with annual compensation set at $160,000.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) has directors, officers and principal shareholders in common with the Company.

Item 1.10 Fourth Quarter

Refer to Item 1.5.

Item 1.11 Proposed Transactions

The Company on July 21, 2004, signed a letter of intent with an arms-length party to acquire additional oil and gas properties. If there is a successful conclusion to this transaction, a capital commitment for exploration of the properties totalling approximately $750,000 would be required by the Company within the next year. The Company would however, seek to farm-out a significant portion of this commitment. No shareholder or regulatroy approval will be required for this transaction.

Item 1.12 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires managemnet to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets, commitements and contingent liabilities at the date of the finacial statements and thre reported amounts of revenues and expenses for the period reported.

Item 1.13 Changes in Accounting Policies and Initial Adoption - Year Ended March 31, 2004

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value based method.

Item 1.14 Financial Instruments and Other Instruments - Year Ended March 31, 2004

Cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties are carried at cost which approximates fair value due to the short-term nature of these instruments. Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The Company also holds marketable securities that are subject to market fluctuation and that are valued each quarter as of the balance sheet date. These instruments are not of a material nature.

a) Share Purchase Warrants

At March 31, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

3,700,000	US$0.35	June 6, 2005/
	US$0.50	June 6, 2006
400,000	US$0.35	August 21, 2005/
	US$0.50	August 21, 2006

4,100,000

During the 2004 fiscal year, the board of directors of the Company approved an extension to the 4,100,000 existing warrants to purchase common shares of the Company, entitling subscribers to purchase 3,700,000 common shares at a price of US$0.35 until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006, and 400,000 common shares at a price of US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

b) Incentive Stock Options

At March 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005
200,000	US$0.40	May 31, 2007
310,000	US$0.40	May 31, 2008

760,000

During the 2004 fiscal year, the Company granted options to purchase 200,000 common shares vesting over four years and 310,000 common share of the Company vesting over five years, exercisable at a price of US$0.40 until expiry on May 31, 2007 and May 31, 2008, respectively.

The stock option compensation cost recognized for options outstanding at March 31, 2004 was $290,030 (2003: $110,606). This cost was based on the estimated fair value of all options that were issued during the 2004 and 2003 fiscal years, using the Black-Scholes option pricving model.

Item 1.15 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

..

Outstanding Share Data (At March 31, 2004):

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2002	5,878,061	$ 10,349,531
Private placement	400,000	124,608
Balance at March 31, 2003	6,278,061	10,474,139
Private placement	1,400,000	9,710
Exercise of share purchase warrants	300,000	139,440

Balance at March 31, 2004	7,978,061	$ 10,623,289

At March 31, 2004, there are 4,100,000 share purchase warrants and 760,000 stock options outstanding as shown in Item 1.14. Therefore the total common shares issuable upon exercise of share purchase warrants and stock options at March 31, 2004 is 4,860,000.

Item 2 Interim MD&A

Item 2.1 Date

The date of this filing is August 27, 2004, for the quarter ended June 30, 2004.

Item 2.2 Overall Performance

Refer to Item 1.2 above.

Item 2.4 Results of Operations - 3 Month Period Ended June 30, 2004

The Company's net loss for the three-month period ended June 30, 2004 was $187,855 or $0.02 per share, compared to a loss of $461,927 or $0.04 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $192,636 (2003: $469,535), which were partially offset by interest income of $4,781. General and administrative costs, decreased dramatically for the period ending June 30, 2004, when compared with the same period last year. This decrease was essentially caused by the previous years granting of stock options to directors and consultants. For the current period ending June 30, 2004 there was Nil costs associated with stock option compensation, compared to the same period last year where there were $290,030 in stock option compensation costs. With the exception of this large expense general and administrative costs were very similar for the period ending June 30, 2004 and those of June 30, 2003.

Specific increases in general and administrative costs were, accounting and audit $700 (2003: $188), filing and transfer agency fees $10,853 (2003: $1,799), foreign exchange $74,900 (2003: $14,965), legal $7,792 (2003: $4,578), rent $8,815 (2003: $3,840), travel and accommodations $10,701 (2003: $5,860) and wages and benefits $28,477 (2003: $22,913).

Material increases to filing and transfer agency fees were caused by the Special Meeting of Shareholders called by the Company in April 2004 and costs associated with the meeting and foreign exchange expense increased significantly resultant from variances in the US exchange rate as the Company held a larger amount of US currency for the current period, upon completion of the private placement financing.

General and administrative costs that decreased for the period ending June 30, 2004 were amortization $1,128 (2003: $1,374), consulting fees, inclusive of stock-based compensation Nil (2003: $116,816), corporate relations and development $2,441 (2003: $3,642), directors fees, inclusive of stock-based compensation $35,817 (2003: $235,521), investor relations Nil (2003: $21,578), office and miscellaneous $6,054 (2003: $10,627), printing $695 (2003: $2,078), telephone of $4,263 (2003: $6,559) and website development Nil (2003: $17,197). See the general and administrative expenses of the interim financial statements filed for the period ending June 30, 2004 for more information.

Material decreases to consulting fees, inclusive of stock based compensation occurred directly as a result of no stock options being granted in the period ending June 30, 2004 and directors fees, inclusive of stock based compensation decreased for the same reason. Investor relations decreased because the Company terminated it's investor relations contract during the 2004 fiscal year and website development decreased as the revised website and all costs associated with the revision were incurred in the 2004 fiscal year.

Item 2.5 Summary of Quarterly Results

Refer to Item 1.5 above.

Item 2.6 and 2.7 Liquidity and Capital Resource - 3 Month Period Ended June 30, 2004

The Company had $1,587,723 in cash and cash equivalents and $1,701,241 in working capital at June 30, 2004. This compares to $876,466 in cash and cash equivalents and $896,208 in working capital for year ended March 31, 2004. The Company had a net use of cash of $280,503 from operating activities for the period ending June 30, 2004 compared to a net use of cash of $161,457 for the comparable period ending June 30, 2003.

Financing activities for the three-month period ending June 30, 2004 consisted of the Company receiving $1,247,218 (US$905,967) as a result of completing a private placement financing consisting of 542,495 units at a price of US$1.67 per unit. Each unit consists of a common share and a two-year share purchase warrant. In addition, the Company received $7,765 (US$5,750) from the issuance of 25,000 shares from treasury upon the exercise of certain share purchase warrants. For the comparable period ending June 30, 2003 $9,710 (US$7,000) was received resultant from the issuance of 2,100,000 common shares, to the Company's President.

Investing activities for the three months ended June 30, 2004, consisted of the Company using $263,223 of cash for exploration work on PEP 38256, PEP 38741, PEP 38480, PEP 38258 and PEP 38765. $225,111 of this cash was used on PEP 38741 to pay for the Company's cost of drilling the Honeysuckle-1 well. For the similar period last year the Company spent $8,160 of cash for exploration work on PEP 38741 and PEP38256 in addition to using $3,268 of cash to purchase property and equipment. The net result of investing activities for the three-month period ending June 31, 2004 was a net use of cash of $263,223.

This compares to a net use of cash from investing activities totaling $11,428 for the same period last year.

The net impact of these cash activities during the period resulted in a net increase in cash of $711,257 for the three-months ended June 30, 2004, compared to a net decrease in cash of $163,175 for the comparable period ended June 30, 2003.

The Company has the following commitments for Capital Expenditure at June 30, 2004:

Contractual Obligations	Total $	Less than One Year
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations (1)	418,000	418,000
Total Contractual Obligations	418,000	418,000

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

Item 2.8 Off-Balance Sheet Arrangements

Refer to Item 1.8 above.

Item 2.9 Transaction with Related Parties

Refer to Item 1.9 above.

Item 2.11 Proposed Transactions

Refer to Item 1.11 above.

Item 2.14 Financial Instruments and Other Instruments - 3 Month Period Ended June 30, 2004

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086. The effect of this forward-split have been made on a retroactive basis.

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 25,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

a) Share Purchase Warrants

At June 30, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

5,525,000	US$0.23	June 6, 2005
	US$0.33	June 6, 2006
600,000	US$0.23	August 21, 2005
	US$0.33	August 21, 2006
542,495	US$1.83	May 4, 2005
	US$2.00	May 4, 2006

6,667,495

b) Incentive Stock Options

At June 30, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

375,000	US$0.27	March 7, 2005
465,000	US$0.27	May 31, 2008
300,000	US$0.27	May 31, 2007

1,140,000

No options have been issued or exercised during the three-month period ending June 30, 2004.

Item 2.15 Financial Instruments and Other Instruments - 3 Month Period Ended June 30, 2004

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$ 10,623,289
Forward Stock split on the basis of one new share for every two old shares	3,989,025	-
Private Placement	542,495	1,247,218
Exercise of share purchase warrants	25,000	7,765

Balance at June 30, 2004	12,534,581	$ 11,878,272

At June 30, 2004, there are 6,667,495 share purchase warrants and 1,140,000 stock options outstanding as shown in Item 2.14. Therefore the total common shares issuable, upon exercise, of share purchase warrants and stock options at June 30, 2004 is 7,807,495.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Burstall Winger
Secretary, CFO and Director	Calgary, Alberta
Surrey, British Columbia
Chapman Tripp
Barry MacNeil	Wellington, New Zealand
Director
Surrey, British Columbia	Posman Kua Aisi
Port Moresby, Papua New Guinea
Gordon Abougoush
Director	AUDITORS
Kelowna, British Columbia
De Visser Gray
CORPORATE OFFICE	Chartered Accountants
Vancouver, British Columbia
Suite 400, 534 17th Avenue
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Canada T2S 0B1
Telephone: 1-403-770-1934	Computershare Trust Company of Canada
Facsimile: 1-403-770-1935	100 University Avenue
9th Floor
Shareholder Relations	Toronto, Ontario
Telephone: 1-866-643-8145	Canada M5J 2Y1
Email: ir@tagoilcom	Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
REGIONAL EXPLORATION OFFICE
ANNUAL GENERAL MEETING
1067-88 Valley Road
RD1 Wakefiled 7181	The Annual General Meeting will be held at
New Zealand	10:00 am on September 24, 2004 at the
Corporate office of the Company at
SUBSIDIARIES	Suite 400, 534 17th Avenue S.W., Calgary, Alberta T2S 0B1.
TAG Oil (NZ) Limited
SHARE LISTING
SHARE CAPITAL
OTC Bulletin Board
At June 30, 2004, there were	Trading Symbol: TAGOF
12,534,581 shares issued and outstanding.
Fully diluted: 20,342,076 shares	WEBSITE

www.tagoil.com